UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 31, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Legacy Property Owner, LLC

On May 31, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Legacy Property Owner, LLC (the “RSE- Church Lake Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $5,800,000, which is the initial stated value of our equity interest in the RSE Church Lake Controlled Subsidiary (the “RSE- Church Lake Investment”). The RSE Church Lake Controlled Subsidiary used the proceeds to acquire a single multifamily property totaling 352 units and approximately 323,000 rentable square feet located at 5186 Church Lake Dr., Southaven, MS 38671 (the “Church Lake Property”).

The RSE Church Lake Controlled Subsidiary is managed by the ValCap Group (“ValCap”). ValCap is a private equity real estate investment firm based in Dallas, TX that was founded in the 1990s. Their current portfolio includes in excess of 6,500 units across the country (with a focus on the southeast United States) with assets under management greater than $600 million.

Pursuant to the agreements governing the RSE Church Lake Investment (the “RSE- Church Lake Operative Agreements”), our consent is required for all major decisions regarding the Church Lake Property. In addition, pursuant to the RSE Church Lake Operative Agreements, we are entitled to receive a preferred economic return of 10.25% on our RSE Church Lake Investment, with 5.0% paid current in years 1-4, 6.0% paid current in years 5-6, 7.0% paid current in years 7-8, and 8.0% paid current in years 9-10, with the remainder accrued to redemption. In addition, an affiliate of our sponsor earned an origination fee of 1.5% of the RSE Church Lake Investment, paid directly by the RSE Church Lake Controlled Subsidiary, as well as an approximate $30,000 in due diligence fees and third-party reimbursements, paid directly by the RSE- Church Lake Controlled Subsidiary.

The RSE- Church Lake Controlled Subsidiary is expected to redeem our RSE- Church Lake Investment via sale or refinance by May 31, 2029 (the “RSE- Church Lake Redemption Date”). In the event that the RSE- Church Lake Investment is not redeemed by the RSE- Church Lake Redemption Date, pursuant to the RSE- Church Lake Operative Agreements, we have the right, in our discretion, to force the sale of the Church Lake Property outright. The RSE- Church Lake Controlled Subsidiary may redeem our RSE Church Lake Investment in whole or in part without penalty during the term of the RSE Church Lake Investment.

The Church Lake Property was acquired for a purchase price of approximately $34,000,000. The RSE- Church Lake Controlled Subsidiary anticipates an additional investment of approximately $2,248,000 of hard costs for a renovation of the exterior and interior units. Exterior renovations will include adding entry gates for cars, transforming tennis court into a modern sports court, freshening up the landscaping, repairing the parking lot (where needed), repairing wood (where needed), and re-painting (where needed).  Units will be renovated on turns and will include quartz countertops, stainless steel front appliances, new fronts or refinishing of cabinet doors, new hardware, vinyl wood floors, new lighting, new blinds, and other smaller elements. Soft costs and financing costs of approximately $1,077,000 are anticipated, bringing the total project cost for the Church Lake Property to approximately $37,325,000.

Simultaneous with the closing of the RSE Church Lake Investment, senior financing was provided through a $24,995,000 senior secured loan from Freddie Mac (the “RSE- Church Lake Senior Loan”). The loan features a 10-year term and 3 years interest-only at a floating rate of one-month LIBOR plus 1.84%. Aggregate with the RSE- Church Lake Senior Loan, the RSE Church Lake Investment features a LTV of approximately 90.0% based on the purchase value of approximately $34,000,000. The combined LTV ratio is the amount of the RSE- Church Lake Senior Loan plus the amount of the RSE- Church Lake Investment, divided by the purchase price of the Church Lake Property. We generally use LTV for properties that are generating cash flow. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

The Church Lake Property features 26 one-, two-, and three-story buildings that consist of one-, two-, and three-bedroom residential units. As of March 14, 2019, the property was approximately 88.4% occupied. The property was built in 1997 of reinforced concrete and wood framing.

The Church Lake Property is located in Southaven, MS, a southern suburb of Memphis, TN. The submarket presents a strong opportunity arising from the large presence of FedEx in the area (FedEx headquarters is 15 miles away and employs approximately 11,000 people on site and approximately 30,000 people in the greater Metropolitan Statistical Area) and strong local schools.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 18, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:       June 6, 2019